UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Next Thing Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-2921567
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2180 Vista Way Unit B, #1096, Oceanside, California 92054

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

financial STATEMENTS

NEXT THING TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

UNAUDITED

JUNE 30, 2023

NEXT THING TECHNOLOGIES, INC.

BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$2,311,925	$2,740,942
Prepaid expenses	5,710	5,710
Total current assets	2,317,635	2,746,652
Intangible assets	923	923
Total assets	$2,318,558	$2,747,575

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$25,476	$8,404
Total liabilities	25,476	8,404

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, $0.00001 par value, 10,000,000 shares authorized, 2,620,394 and 2,619,329 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	26	26
Class A common stock, $0.00001 par value, 32,000,000 shares authorized, no shares issued or outstanding as of both June 30, 2023 and December 31, 2022	-	-
Class B common stock, $0.00001 par value, 18,000,000 shares authorized, issued and outstanding as of both June 30, 2023 and December 31, 2022	180	180
Additional paid-in capital	4,662,943	4,662,943
Accumulated deficit	(2,370,067)	(1,923,979)
Total stockholders’ equity (deficit)	2,293,082	2,739,170
Total liabilities and stockholders’ equity (deficit)	$2,318,558	$2,747,575

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2023	2022
Revenues	$-	$-

Operating expenses:
General and administrative	483,192	72,874
Sales and marketing	7,915	876,545
Total operating expenses	491,107	949,419

Loss from operations	(491,107)	(949,419)

Other expense:
Interest expense	(45,019)	-
Total other expense	(45,019)	-

Provision for income taxes	-	-
Net loss	$(446,088)	$(949,419)

Weighted average common shares outstanding - basic and diluted	18,000,000	18,000,000

Net loss per common share - basic and diluted	$(0.025)	$(0.053)

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

UNAUDITED

			Common Stock				Additional		Total
	Preferred Stock		Class A		Class B		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2021	-	$-	-	$-	18,000,000	$180	$59,820	$(96,094)	$(36,094)
Issuance of preferred stock, net of offering costs	931,534	9	-	-	-	-	1,637,048	-	1,637,057
Net loss	-	-	-	-	-	-	-	(949,419)	(949,419)
Balances at June 30, 2022	931,534	$9	-	$-	18,000,000	$180	$1,696,868	$(1,045,513)	$651,544

Balances at December 31, 2022	2,619,329	$26	-	$-	18,000,000	$180	$4,662,943	$(1,923,979)	$2,739,170
Adjustment of shares	1,065	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(446,088)	(446,088)
Balances at June 30, 2023	2,620,394	$26	-	$-	18,000,000	$180	$4,662,943	$(2,370,067)	$2,293,082

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(446,088)	$(949,419)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in operating assets and liabilities:
Accounts payable	17,072	11,538
Interest payable, related parties	-	(877)
Net cash used in operating activities	(429,017)	(938,757)
Cash flows from investing activities:
Intangible assets	-	(923)
Net cash used in investing activities	-	(923)
Cash flows from financing activities:
Proceeds from related party loans	-	90,000
Issuance of preferred stock, net of offering costs	-	1,637,057
Net cash provided by financing activities	-	1,727,057
Net change in cash and cash equivalents	(429,017)	787,377
Cash and cash equivalents at beginning of period	2,740,942	66,490
Cash and cash equivalents at end of period	$2,311,925	$853,867

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Next Thing Technologies, Inc. (the “Company”) is a corporation formed on August 26, 2019 under the laws of Delaware. The Company is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Oceanside, California.

As of June 30, 2023, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $446,088 and $949,419 for the six months ended June 30, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2023 and 2022. As of June 30, 2022, the Company had an accumulated deficit of $2,370,067. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Stock Split

On May 12, 2021, the Company effectuated a 2-for-1 forward stock split of its authorized, issued and outstanding shares of common stock. The Company’s corrected and amended Certificate of Incorporation authorized the Company to issue a total of 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, $0.00001 par value. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2023, there was $514,271 of cash in excess of federally insured limits, and $1,500,000 in cash held in an insured money market financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist primarily of trademarks purchased in September 2019. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. During the year ended December 31, 2022, the Company determined that indicators for impairment existed, and accordingly recorded an impairment charge of $20,000 which was included in general and administrative expenses in the statements of operations.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2021, the Company had recorded $20,000 in deferred offering costs. In 2022, the balance was charged to additional paid-in capital upon the Company’s equity offering.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items included stock options outstanding as of June 30, 2023 and December 31, 2022, and 2,619,329 shares of preferred stock outstanding (see Note 5).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective at inception.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. LOANS PAYABLE, RELATED PARTY

During the six months ended June 30, 2022, the Company received $90,000 in proceeds from its founders. As of June 30, 2023 and December 31, 2022, there were no related party loans outstanding.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

5. STOCKHOLDERS’ EQUITY (DEFICIT)

As of June 30, 2023 and December 31, 2022, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of preferred stock, 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, all $0.00001 par value.

During the year ended December 31, 2022, the Company completed a Regulation CF offering of its preferred stock.  The Company issued 2,619,329 shares of preferred stock at a price of $1.94 per share (subject to various bonus provisions reducing the effective price per share), or gross proceeds of $4,997,999.  Additionally, the Company incurred $374,850, or 7.5% of the gross offering, as issuance costs.  As a result of the offering, the Company issued an aggregate of 2,619,329 shares of preferred stock for net proceeds of $4,623,149. The shares were subsequently adjusted to 2,620,394.

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. Each holder of Class B common stock will be entitled to ten votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. Class B stockholders may convert shares of Class B common stock into shares of Class A common stock at the option of the holder at any time.

Preferred stockholders have one vote per share, and have liquidation preference over common stock.

As of June 30, 2023 and December 31, 2022, the Company had 18,000,000 shares of common stock outstanding. As of June 30, 2023, the Company had 2,620,394 shares issued and outstanding.

2021 Equity Incentive Plan

On June 11, 2011, the Board approved and adopted the Company’s 2021 Equity Incentive Plan (the “Plan”) and reservation of 2,400,000 shares of Class A common stock for the Plan. As of June 30, 2023, there were 56,772 options outstanding with a weighted average exercise price of $1.94 per share. There were 25,774 options exercisable.

The options had a nominal fair value and accordingly, no stock-based compensation was recorded.

6. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 10, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXT THING TECHNOLOGIES, INC.

By:	/s/ Jason Adams
Name:	Jason Adams
Title:	CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Adams
Jason Adams, Principal executive officer,
Principal financial officer, Principal accounting
officer, and director
Date: September 28, 2023